SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

 CONTENTS

Proxy Materials for Extraordinary General Meeting of Shareholders

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by MediWound Ltd. (the “Company”):

(i)
Notice of Extraordinary General Meeting and Proxy Statement, each dated November 14, 2024, to be mailed to the shareholders of the Company in connection with the extraordinary general meeting of the Company’s shareholders, which is scheduled to be held on December 19, 2024 (the “Meeting”) (annexed as Exhibit 99.1 hereto); and

(ii)	Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting (annexed as Exhibit 99.2 hereto).

Exhibits

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1
Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, each dated November 14, 2024, for the Extraordinary General Meeting of Shareholders of the Company scheduled to be held on December 19, 2024.

99.2	Proxy Card for Extraordinary General Meeting of Shareholders of the Company scheduled to be held on December 19, 2024.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (including the information contained in Exhibits 99.1 and 99.2), is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022 and August 15, 2023 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697 and 333-273997, respectively) and on Form F-3 filed with the SEC on May 25, 2022 and August 29, 2024 (Registration Nos. 333-265203 and 333-281843, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer